U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person       Rick Tuberosa
                                                6507 King Palm Way
                                                Apollo Beach, FL  33572

2.   Issuer Name and Ticker                     Network Systems International,
     or Trading Symbol                          Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)                         ###-##-####

4.   Statement for Month, Year                  November 30, 1998

5.   If Amendment, Date of Original             N/A

6.   Relationship of Reporting Person           Director
     to Issuer (Check all applicable)

7.   Individual or Joint/Group Filing           _x_ Form filed by one
     (Check Applicable Line)                        Reporting Person
                                                ___ Form filed by more than
                                                    one Reporting Person


Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                          Common Stock

2.   Transaction Date                           November 25,1998
     (Month/Day/Year)

3.   Transaction Code                           Code:  S
     (Instr. 8)

4.   Securities Acquired (A) or                 Amount: 3,909 shares
     Disposed of

     (A) or (D)                                 D
                                                Price:  $4.25

5.   Amount of Securities Beneficially
     Owned at End of Month                      93,750

6.   Ownership form:
     Direct (D) or Indirect (I)                 (I)93,750

7.   Nature of Indirect                         Mr. Tuberosa is owner -
     Beneficial Ownership                       operator and majority
                                                shareholder of Palm State
                                                Equities, Inc. and holds
                                                the stock as beneficial
                                                owner of such shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                N/A

2.  Conversion or Exercise Price
    of Derivative Security

3.  Transaction Date (Month/Day/Year)


4.  Transaction Code                             Code:
                                                 V:

5.  Number of Derivative Securities
    Acquired (A) Or Disposed of (D)

6.  Date Exercisable and Expiration Date         Date Exercisable:
    (Month/Day/Year)                             Expiration Date:

7.  Title and Amount of Underlying Securities    Title:
                                                 Amount of Number of Shares

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially
    Owned at End of Month

10. Ownership form of Derivative Security:
    Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person


/s/ Rick Tuberosa
Rick Tuberosa

Date:  1/25/99